Exhibit B-6(d)

                                                December 19, 1997




To the Purchasers on Exhibit A
  to each of the Agreements
  referred to below

     Re:  River Fuel Trust #1,
          Intermediate Term Secured Notes,
          6.56% Series C, Due December 15, 2000

Gentlemen:

     Terms used herein shall have the same meanings ascribed to them in the Note Agreements dated as of December 19, 1997 between each of you and River Fuel Trust #1 (the "Agreements").

     So long as any of the Notes shall remain outstanding, the Lessee hereby agrees that:

     (A)  without your prior written consent,

          (1) it shall not obtain the release of Nuclear Fuel from the Lease Agreement pursuant to Section 10(b) thereof in an amount which, after giving effect to the use of the proceeds received by the Trust for the Nuclear Fuel, shall cause the sum of (i) the aggregate unpaid principal amount of all outstanding IT Notes, plus (ii) all Outstandings to exceed the aggregate SLV of the Nuclear Fuel plus accrued Daily Lease Charges plus cash and investments held by the Trust (such excess amount being hereinafter referred to as a "Collateral Deficiency"),

          (2) it shall not agree to any affirmative or negative covenant with respect to the business, operations, properties or condition, financial or other, of the Lessee with any Person in order to induce such Person to extend credit to the Trust, unless (x) such covenant is in existence on the date hereof and a copy of the document containing such covenant has been provided to you or (y) such covenant is contained in the Lease Agreement, and

          (3) it shall not provide to any Person, in order to induce such Person to extend credit to the Trust, any collateral (other than the Collateral described in the Security Agreement) or any guarantee or other assurance against loss or non-payment, nor shall it cause the Trust to provide such additional collateral, guarantee or assurance (or consent to the provision thereof by the Trust) unless, in each case, all IT Notes shall have equally and ratably the benefit of such additional collateral, guarantee or assurance,

     (B) within 24 months following the occurrence of an event set forth in Sections 18 or 19 of the Lease Agreement, it shall effect the Restoration (as defined in the Lease Agreement) of the Nuclear Fuel which is subject to such event if the occurrence of such event would cause a Collateral Deficiency to exist;

     (C) it shall transmit to each Noteholder copies of its and Entergy Corporation's Annual Reports on Form 10-K, their Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K, Entergy Corporation's Annual Reports to Shareholders and such other financial information as may be publicly available and as such Noteholder may reasonably request; and

     (D) pursuant to Sections 13(b) and 33 of the Lease Agreement, it shall give written instructions to the Trust to file or to cause to be filed all continuation statements required under the Uniform Commercial Code, as from time to time in effect in each applicable jurisdiction, with respect to the liens and security interests granted under the Security Agreement in order to maintain, protect, preserve and perfect the Collateral Agent's lien on and security interest in the Collateral as a legal, valid and enforceable first priority security interest therein, and it shall cause the Trust to give evidence to each Noteholder of the due recordation of such continuation statements prior to the date for the timely recordation of such continuation statements.

                              Very truly yours,

                              ENTERGY ARKANSAS, INC.


                              By: William J. Regan, Jr.
                              Title: Vice President and Treasurer